SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF August 2002

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F  x    Form 40-F
                                          ---             ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____
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IXOS: EBIT Q4 up 86%, whole year up 41%
Grasbrunn near Munich, August 6, 2002 - IXOS SOFTWARE AG has significantly exceeded its earnings targets both for Q4 and for the entire fiscal year 2001/2002 (June 30), according to preliminary figures. The specialist supplier of document management solutions increased its consolidated sales revenue in the final quarter by 11% from EUR 32.3 million in the previous year to EUR 35.9 million. Income from operations (EBIT) rose by 86% to EUR 4.0 million (previous year, EUR 2.2 million). Earnings before tax (EBT) decreased due to the negative currency effects of the strong rise in the Euro to EUR 2.8 million (down 22% from EUR 3.6 million in the previous year). Earnings after tax are forecast to amount to EUR 2.7 million (EUR 3.8 million), resulting in earnings per share of EUR 0.14 (EUR0.19). In 2001/2002 as a whole, IXOS increased its consolidated sales revenue by 5% to EUR 122.8 million (previous year: EUR 117.0 million) and operating profit by 41% to EUR 8.4 million (previous year: EUR 6.0 million). Earnings before tax totaled EUR 7.8 million (+ 3%, previous year: EUR 7.6 million). Earnings after tax are expected to amount to EUR 7.5 million (+ 10%, previous year: EUR 6.8 million), resulting in earnings per share of EUR 0.38 (previous year: EUR0.34). In difficult market and economic conditions, IXOS has thus hit its sales revenue targets for the year as a whole and has substantially exceeded its operative earnings growth forecasts of 20%.
The consolidated balance sheet as of June 30, 2002 recorded total assets of EUR
99.9 million (EUR 90.0 million), while the equity ratio amounted to 63%, and the cash ratio to 34% of total assets. IXOS employed 778 staff worldwide as of June 30, 2002 (previous year: 748).
IXOS Software AG
The Executive Board
End of Disclosure -

For further information, please contact:
IXOS SOFTWARE AG
Gala Conrad - Tel: +49-89-46 29 2200 - email: ir@ixos.de

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               IXOS SOFTWARE AKTIENGESELLSCHAFT

                                               By: /s/ Robert Hoog
                                                   -------------------
                                                       Robert Hoog
                                                       Chief Executive Officer

                                               By: /s/ Peter Rau
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                                                       Peter Rau
                                                       Executive Board Member